UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto ON M5K 1E7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

This Amendment No. 1 to the 6-K of Aeterna Zentaris Inc. (the “Company”) which was filed with the Securities and Exchange Commission on August 03, 2022. The Company is filing this Amendment No. 1 solely to file Exhibit 101, which was not included in the Original 6-K, in accordance with Rule 405 of Regulation S-T. Exhibit 101 contains interactive data files in Inline eXtensible Business Reporting Language (iXBRL).

Exhibits 99.1 and 99.2, included with this report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statements on Forms S-8 (No. 333-224737, No. 333-210561 and No. 333-200834), Forms F-3 (No.333-232935 and No. 333-254680) and Forms F-1 (No.333-239264, No. 333-248561 and No. 333-239019) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INDEX

Exhibit	Description
99.1	Aeterna Zentaris’ Condensed Interim Consolidated Financial Statements – Second Quarter 2022 (Q2)
99.2	Aeterna Zentaris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations – Second Quarter 2022 (Q2)
99.3	Certification of the Chief Executive Officer pursuant to National Instrument 52-109
99.4	Certification of the Principal Financial Officer pursuant to National Instrument 52-109
101	INS XBRL
101.	SCH XBRL
101.	CAL XBRL
101.	DEF XBRL
101.	LAB XBRL
101.	PRE XBRL

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: August 3, 2022	By:	/s/ Klaus Paulini
Klaus Paulini
President and Chief Executive Officer

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